Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands)

						Nine Months
						Ended
	Year Ended					September 30,
	2001	2002	2003	2004	2005	2006
Loss from Continuing Operations Before Income Taxes*	$(24,713)	$(30,736)	$(38,998)	$(36,462)	$(36,380)	$(20,025)
Plus fixed charges:
Interest expense	150	152	571	1,464	1,465	1,300
Estimated interest within rental expense	591	933	1,160	1,216	1,262	1,040
Amortization of Debt Discount Costs			192	536	535	400
Amortization of Debt Issuance Costs			125	373	373	280

	741	1,085	2,048	3,589	3,635	3,020

Adjusted loss from Continuing Operations before Income taxes	(23,972)	(29,651)	(36,950)	(32,873)	(32,745)	(17,005)
Fixed charges	(741)	(1,085)	(2,048)	(3,589)	(3,635)	(3,020)

Deficiency of earnings to fixed charges	$(24,713)	$(30,736)	$(38,998)	$(36,462)	$(36,380)	$(20,025)

Ratio of earnings to fixed charges**	N/A	N/A	N/A	N/A	N/A	N/A

*	Excluding losses from minority interest and joint venture
**	Calculation of ratio of earnings to fixed charges is not applicable since Ciphergen has been in a loss position for these years and for the nine months ended September 30, 2006